Exhibit 99.1

Demerger of CNH Industrial N.V. through the Separation and Transfer of its “On-Highway” Business to Iveco Group N.V. – Final Settlement

Sale of undelivered Iveco Group N.V. common shares

London / Turin, June 30, 2022

CNH Industrial N.V. (CUSIP: N20944 109; ISIN: NL0010545661; TICKER: CNHI) and Iveco Group N.V. (ISIN: NL0015000LU4; TICKER: IVG) announce the final corporate activities related to the spin-off of CNH Industrial N.V.’s On-Highway business to Iveco Group N.V. (“the Demerger”), consummated on January 1, 2022.

As of 5:00 pm Eastern Time on June 24, 2022, a number of CNH Industrial shareholders entitled to receive Iveco Group N.V. common shares (representing slightly over 1% of issued Iveco Group capital stock), as a result of the Demerger, failed to provide the details of a securities account with an intermediary of Monte Titoli S.p.A., to which the Iveco Group common shares (listed on Euronext Milan and only capable of being held and settled within the systems of Monte Titoli S.p.A.) could be delivered (“the Relevant CNHI Shareholders”, and the Iveco Group N.V. common shares they are entitled to, “the Undelivered IVG Shares”).

Therefore, as per the Demerger documentation, Citigroup Global Markets Europe AG has been appointed to sell the Undelivered IVG Shares on Euronext Milan, in accordance with regulations and market practices. At the end of such sales the total proceeds (net of all transaction costs, including brokerage, administration and foreign exchange fees) will be credited to the Relevant CNHI Shareholders, which will receive their pro rata portion of such aggregate proceeds (in US dollars), either by check or by wire transfer, to the extent they have timely provided Computershare Trust Co N.A. (the transfer agent of CNH Industrial N.V.) with their bank account details and the relevant conditions are met. The exact payment dates cannot be confirmed at this stage; however, in case the Relevant CNHI Shareholders do not receive payment by July 31, 2022, they are kindly invited to contact Computershare Trust Co N.A.

Additional information about the announced activities (namely the allocation of Iveco Group common shares to CNH Industrial shareholders and the settlement of the Undelivered IVG Shares), is available on the corporate website of Iveco Group N.V.

Exhibit 99.1

CNH Industrial (NYSE: CNHI / MI: CNHI) is a world-class equipment and services company. Driven by its purpose of Breaking New Ground, which centers on Innovation, Sustainability and Productivity, the Company provides the strategic direction, R&D capabilities, and investments that enable the success of its global and regional Brands. Globally, Case IH and New Holland Agriculture supply 360° agriculture applications from machines to implements and the digital technologies that enhance them; and CASE and New Holland Construction Equipment deliver a full lineup of construction products that make the industry more productive. The Company’s regionally focused Brands include: STEYR, for agricultural tractors; Raven, a leader in digital agriculture, precision technology and the development of autonomous systems; Flexi-Coil, specializing in tillage and seeding systems; Miller, manufacturing application equipment; Kongskilde, providing tillage, seeding and hay & forage implements; and Eurocomach, producing a wide range of mini and midi excavators for the construction sector, including electric solutions. Across a history spanning over two centuries, CNH Industrial has always been a pioneer in its sectors and continues to passionately innovate and drive customer efficiency and success. As a truly global company, CNH Industrial’s 37,000+ employees form part of a diverse and inclusive workplace, focused on empowering customers to grow, and build, a better world.

For more information and the latest financial and sustainability reports visit: cnhindustrial.com

For news from CNH Industrial and its Brands visit: media.cnhindustrial.com

Iveco Group N.V. (MI: IVG) is a global automotive leader active in the Commercial & Specialty Vehicles, Powertrain, and related Financial Services arenas. Each of its eight brands is a major force in its specific business: IVECO, a pioneering commercial vehicles brand that designs, manufactures, and markets heavy, medium, and light-duty trucks; FPT Industrial, a global leader in a vast array of advanced powertrain technologies in the agriculture, construction, marine, power generation, and commercial vehicles sectors; IVECO BUS and HEULIEZ, mass-transit and premium bus and coach brands; IDV, for highly-specialised defence and civil protection equipment; ASTRA, a leader in large-scale heavy-duty quarry and construction vehicles; MAGIRUS, the industry-reputed firefighting vehicle and equipment manufacturer; and IVECO CAPITAL, the financing arm which supports them all. Iveco Group employs approximately 34,000 people around the world and has 28 manufacturing plants and 29 R&D centres. Further information is available on the Company’s website www.ivecogroup.com

Contacts

CNH Industrial	Iveco Group

Media Relations Email: mediarelations@cnhind.com	Media Relations Email: mediarelations@ivecogroup.com

Investor Relations Email: investor.relations@cnhind.com	Investor Relations Email: investor.relations@ivecogroup.com